================================================================================
                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               DEXTER CORPORATION
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                         ISP ACQUISITION CORP. (OFFEROR)
                          a wholly owned subsidiary of

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
--------------------------------------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

             Common Stock, par value $1.00 per share, together with
                associated Rights to Purchase Fractional Units of
                                 Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     252165
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-4000

                                    COPY TO:
                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8320
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

NY2:\924024\01\JSZC01!.DOC\54104.0016

                            CALCULATION OF FILING FEE
-------------------------------------- -----------------------------------------
  Transaction
   Valuation                                      Amount of Filing Fee

not applicable                                       not applicable

-------------------------------------- -----------------------------------------


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:______________________   Filing Party:__________________

Form or Registration No.:______________________  Date Filed:___________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

FOR IMMEDIATE RELEASE               CONTACT:
Tuesday, June 20, 2000              Edward G. Novotny & Associates, Inc.
                                    (212) 490-2065/2977



             ISP ANNOUNCES INTENTION TO COMMENCE DEXTER TENDER OFFER
             -------------------------------------------------------


     WAYNE, NJ - International Specialty Products Inc. (NYSE - "ISP") announced today, in a letter to Dexter Corporation's (NYSE - "DEX") Chairman and Chief Executive Officer, K. Grahame Walker, its intention to promptly commence a $45 per share, all cash tender offer for all Dexter shares not already owned by ISP. ISP is Dexter's largest shareholder, owning 9.9% of all outstanding Dexter shares.

     In today's letter from Samuel J. Heyman, ISP's Chairman of the Board, to Dexter, ISP indicated that it stood "ready, willing and able" to enter into a merger agreement. Mr. Heyman's letter went on to state, "We believe that ISP's offer is a full and fair one and in the best interests of all Dexter shareholders. Should the Dexter Board, however, be unwilling to enter into the proposed merger agreement, we would request that it at least take action to remove the "poison pill," and any other legal impediments to the purchase of shares, so that Dexter shareholders can decide for themselves whether to accept ISP's offer."

     The letter to Mr. Walker is attached and is included as part of this press release.

                                     * * * *

     International Specialty Products Inc. is a leading multinational manufacturer of specialty chemicals and mineral products.


NY2:\923987\01\JSYB01!.DOC\54104.0016

     ISP HAS FILED A FINAL, DEFINITIVE PROXY STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION RELATING TO ISP'S SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF DEXTER CORPORATION FOR USE AT DEXTER'S 2000 ANNUAL MEETING. ISP STRONGLY ADVISES ALL DEXTER SHAREHOLDERS TO READ THE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT HAS BEEN MAILED TO ALL OWNERS OF DEXTER COMMON STOCK AS OF THE MAY 15 RECORD DATE AND IS AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP:\\WWW.SEC.GOV. DEXTER SHAREHOLDERS MAY ALSO OBTAIN THE PROXY STATEMENT FOR FREE FROM INNISFREE M&A INCORPORATED, BY CALLING (888) 750-5834.

     ISP INTENDS TO FILE AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION RELATING TO ISP'S OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF DEXTER CORPORATION. ISP STRONGLY ADVISES ALL DEXTER SHAREHOLDERS TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP:\\WWW.SEC.GOV AND MAY BE OBTAINED FOR FREE FROM INNISFREE M&A INCORPORATED, BY CALLING (888) 750-5834.

     This press release may contain "forward looking statements" within the meaning of the federal securities laws with respect to the Company's financial results and future operations and, as such, concerns matters that are not historical facts. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in such statements. Important factors that could cause such differences are discussed in the Company's Annual Report on Form 10-K, that is filed with the U.S. Securities and Exchange Commission and are incorporated herein by reference.

                           LETTER TO K. GRAHAME WALKER
                           ---------------------------


June 20, 2000


Mr. K. Grahame Walker
Chairman and Chief Executive Officer
Dexter Corporation
One Elm Street
Windsor Locks, CT  06096


Dear Grahame:

     This is to advise you that ISP will be promptly commencing a $45 per share, all cash tender offer for all Dexter shares not already owned by ISP. Conditions of the tender offer will be consistent with those provided for in the merger agreement referred to below.

     We are forwarding to your counsel a revised merger agreement and revised commitment from Chase which we believe addresses virtually all of your concerns, and we stand ready, willing, and able to enter into this agreement should the Dexter Board be agreeable.
     We believe that ISP's offer is a full and fair one and in the best interests of all Dexter shareholders. Should the Dexter Board, however, be unwilling to enter into the proposed merger agreement, we would request that it at least take action to remove the "poison pill," and any other legal impediments to the purchase of shares, so that Dexter shareholders can decide for themselves whether to accept ISP's offer.

     If you have any questions concerning this matter, please do not hesitate to let us know.

Sincerely,



/s/ Samuel J. Heyman
Chairman of the Board


                                       3